UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

US Foods Holding Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

912008109
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001
Telephone: (212) 750-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Fresh Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,601,148 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,601,148 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,601,148 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents shares of common stock, par value $0.01 per share (“Common Stock”) which would be received upon conversion of shares of Series A Convertible Preferred Stock, par value $0.01 (“Series A Preferred Stock”), of US Foods Holding Corp. (the “Issuer”). See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Fresh Holdings GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,601,148 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,601,148 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,601,148 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Fresh Aggregator L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,601,148 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,601,148 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,601,148 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Fresh Aggregator GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,601,148 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,601,148 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,601,148 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Americas Fund XII L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,601,148 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,601,148 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,601,148 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Associates Americas XII L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,601,148 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,601,148 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,601,148 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Americas XII Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,601,148 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,601,148 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,601,148 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,601,148 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,601,148 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,601,148 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,601,148 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,601,148 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,601,148 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,601,148 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,601,148 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,601,148 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,601,148 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,601,148 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,601,148 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,601,148 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,601,148 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,601,148 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,601,148 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,601,148 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,601,148 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the initial statement on Schedule 13D filed by the Reporting Persons on May 21, 2020 (as amended, the “Schedule 13D”) and relates to the shares of common stock, $0.01 par value (the “Common Stock”), of US Foods Holding Corp., a Delaware corporation (the “Issuer”), which may be deemed to be beneficially owned by the Reporting Persons by virtue of their direct and indirect beneficial ownership of shares of Series A Convertible Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”)

This Amendment is being filed in connection with an internal reorganization of the holding of shares of Series A Preferred Stock beneficially owned by the Reporting Persons in connection with the transaction described in Item 6 below. In connection with such internal reorganization, KKR Fresh Aggregator L.P. contributed the shares of Series A Preferred Stock to a wholly-owned subsidiary, KKR Fresh Holdings L.P. which now holds such shares directly.  Such transfer did not represent any change in pecuniary interest of any of the Reporting Persons or their affiliates in any securities of the Issuer.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	KKR Fresh Holdings L.P., a Delaware limited partnership;

(ii)	KKR Fresh Holdings GP LLC, a Delaware limited liability company;

(iii)	KKR Fresh Aggregator L.P., a Delaware limited partnership;

(iv)	KKR Fresh Aggregator GP LLC, a Delaware limited liability company;

(v)	KKR Americas Fund XII L.P., a Cayman Islands exempted limited partnership;

(vi)	KKR Associates Americas XII L.P., a Cayman Islands exempted limited partnership;

(vii)	KKR Americas XII Limited, a Cayman Islands exempted limited company;

(viii)	KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;

(ix)	KKR Group Holdings Corp., a Delaware corporation;

(x)	KKR & Co. Inc., a Delaware corporation;

(xi)	KKR Management LLP, a Delaware limited liability partnership;

(xii)	Henry R. Kravis, a United States citizen; and

(xiii)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xiii) are collectively referred to herein as the “Reporting Persons”).

KKR Fresh Holdings GP LLC is the general partner of KKR Fresh Holdings L.P.  KKR Fresh Aggregator L.P. is the sole member of KKR Fresh Holdings GP LLC. KKR Fresh Aggregator GP LLC is the general partner of KKR Fresh Aggregator L.P. KKR Americas Fund XII L.P. is the sole member of KKR Fresh Aggregator GP LLC.  KKR Associates Americas XII L.P. is the

general partner of KKR Americas Fund XII L.P. KKR Americas XII Limited is the general partner of KKR Associates Americas XII L.P. KKR Group Partnership L.P. is the sole shareholder of KKR Americas XII Limited.  KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR & Co. Inc. is the sole shareholder of KKR Group Holdings Corp.  KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc.  Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Messrs. Joseph Bae, Scott Nuttall, Robert Lewin and David Sorkin is a director of KKR Group Holdings Corp. The executive officers of KKR Group Holdings Corp. and KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin and Sorkin. The directors of KKR & Co. Inc. are listed on Annex A attached hereto, which is incorporated herein by reference.

Each of Messrs. Bae, Nuttall and Sorkin is a United States citizen.  Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

(b) The address of the business office of each of the Reporting Persons, except for Mr. Roberts, and Messrs. Bae, Nuttall, Lewin and Sorkin and the other individuals named in this Item 2 is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)  Each of KKR Group Partnership L.P., KKR Group Holdings Corp., KKR & Co. Inc. and KKR Management LLP is principally engaged as a holding company.  KKR Fresh Holdings L.P., KKR Fresh Aggregator L.P. and KKR Americas Fund XII L.P. are engaged in the business of investing in securities and KKR Fresh Holdings GP LLC, KKR Fresh Aggregator GP LLC, KKR Associates Americas XII L.P. and KKR Americas XII Limited are each principally engaged in the business of being a general partner or sole or managing member, as described above and managing investments through other partnerships and limited liability companies.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in the Explanatory Note and Item 5 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 3.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). The Reporting Persons beneficially own 523,127 shares of Series A Preferred Stock, of which 500,000 shares were acquired in May 2020 and 23,127 shares have been acquired pursuant to payments in-kind of dividends. The Series A Preferred Stock has a liquidation value of $1,000 per share and holders of Series A Preferred Stock are entitled to a cumulative dividend at a rate of 7.0% per annum, payable quarterly in arrears. Each share of Series A Preferred Stock is convertible at any time at the option of the holder thereof into (i) the number of shares of Common Stock equal to the quotient of (A) the sum of the liquidation preference and any accrued dividends with respect to such share of Series A Preferred Stock as of the applicable conversion date divided by (B) the conversion price as of the applicable conversion date plus (ii) cash in lieu of fractional shares. The initial conversion price is a dollar amount equal to $1,000 divided by the initial conversion rate of 46.5116, or approximately $21.50 per share. The initial conversion rate is subject to adjustment from time to time upon the occurrence of certain customary events in accordance with the terms of the Series A Certificate of Designations (as defined below).  Dividends will be payable in kind through the issuance of additional shares of Series A Preferred Stock for the first four dividend payments following the issuance of the Series A Preferred Stock on May 6, 2020, and thereafter, in cash or in kind, or a combination of both, at the option of the Issuer.

All of the computations and share amounts used herein do not give effect to any future accretion on the shares of Series A Preferred Stock or the payments of any dividends in-kind until the time of such declaration and payment. As a result of its beneficial ownership of Series A Preferred Stock, the Reporting Persons may be deemed to beneficially own an aggregate of 24,601,148 shares of Common Stock which would be received upon conversion of the Series A Preferred Stock, which represents, in the aggregate, approximately 10.0% of the outstanding shares of the Issuer’s Common Stock.  Pursuant to the terms of the Series A Certificate of Designations, due to accretion of dividends and the payment of dividends in-kind, the number of shares of Common Stock into which the Series A Preferred Stock may be converted will increase over time.

The percentage of beneficial ownership in this Schedule 13D is based on 221,078,750 shares of Common Stock outstanding as of February 11, 2021 as set forth in the Annual Report on Form 10-K filed by the Issuer on February 16, 2021.

Each of KKR Fresh Holdings GP LLC (as the general partner of KKR Fresh Holdings L.P.), KKR Fresh Aggregator L.P. (as the sole member of KKR Fresh Holdings GP LLC), KKR Fresh Aggregator GP LLC (as the general partner of KKR Fresh Aggregator L.P.), KKR Americas Fund XII L.P. (as the sole member of KKR Fresh Aggregator GP LLC), KKR Associates Americas XII L.P. (as the general partner of KKR Americas Fund XII L.P.), KKR Americas XII Limited (as the general partner of KKR Associates Americas XII L.P.), KKR Group Partnership L.P. (as the sole shareholder of KKR Americas XII Limited), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned directly by KKR Fresh Holdings L.P.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein.

(c) Except as set forth in the Explanatory Note to this Amendment No. 1 and as described herein, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any shares of Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Joinder to Investment Agreement and Registration Rights Agreement

On February 25, 2021, KKR Fresh Holdings L.P. signed a joinder agreement to each of the Investment Agreement and the Registration Rights Agreement pursuant to which it agreed to become a party to, and to be bound by and comply with the provisions of, the Investment Agreement applicable to the “Investor” as defined therein, and the Registration Rights Agreement applicable to the “Holder” as defined therein.

Copies of the Investment Agreement and the Registration Rights Agreement are filed as Exhibits C and E to the Schedule 13D, respectively.

Margin Loan Facility

KKR Fresh Holdings L.P. has entered into a Loan Agreement dated as of February 25, 2021 (as amended from time to time, the “Loan Agreement” and together with any borrowing notice and each agreement or instrument delivered pursuant to the foregoing or pursuant to the security interests and collateral granted in accordance with the foregoing, including pursuant to one or more Pledge and Security Agreements, in the form which has been filed as Exhibit F hereto, the “Margin Loan Documentation”), with the lenders party thereto (each, a “Lender” and collectively, the “Lenders”) and JPMorgan Chase Bank, N.A., as administrative agent and calculation agent (the “Administrative Agent”).  As of February 25, 2021, KKR Fresh Holdings L.P. has borrowed an aggregate of $225,000,000 (not including any interest paid in kind) under the Loan Agreement. Pursuant to the Loan Agreement, KKR Fresh Holdings L.P.’s obligations are secured by a pledge of (x)(A) an aggregate of 523,127 shares of Series A Preferred Stock owned by KKR Fresh Holdings L.P. (the “Pledged Shares”), (B) any shares of Series A Preferred Stock issued as a payment in kind dividend with respect to the Pledged Shares and (y) any shares of Common Stock into which such Series A Preferred Stock is converted.

The loans under the Loan Agreement mature on or about February 25, 2024. Upon the occurrence of certain events that are customary for these type of loans, the Lenders may exercise their rights to require KKR Fresh Holdings L.P. to pre-pay the loan proceeds or post additional collateral, and the Lenders may exercise their rights to foreclose on, and dispose of, the Pledged Shares and other collateral, in each case, in accordance with the Margin Loan Documentation.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description
Exhibit A	Joint Filing Agreement by and among the Reporting Persons
Exhibit B	Powers of Attorney (incorporated herein by reference to Exhibit B to the Schedule 13D filed by certain of the Reporting Persons on May 21, 2020)
Exhibit C	Investment Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on April 21, 2020)
Exhibit D	Series A Certificate of Designations of the Issuer (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed on May 6, 2020)
Exhibit E	Registration Rights Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on May 6, 2020)
Exhibit F	Form of Pledge and Security Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2021	KKR FRESH HOLDINGS L.P.

	By:	KKR Fresh Holdings GP LLC, its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Assistant Treasurer

KKR FRESH HOLDINGS GP LLC

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Assistant Treasurer

KKR FRESH AGGREGATOR L.P.

	By:	KKR Fresh Aggregator GP LLC, its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Assistant Treasurer

KKR FRESH AGGREGATOR GP LLC

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Assistant Treasurer

KKR AMERICAS FUND XII L.P.

	By:	KKR Associates Americas XII L.P., its general partner

	By:	KKR Americas XII Limited, its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Director

KKR ASSOCIATES AMERICAS XII L.P.

	By:	KKR Americas XII Limited, its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Director

KKR AMERICAS XII LIMITED

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Director

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp., its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR MANAGEMENT LLP

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France.

Name	Principal Occupation
Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School
John B. Hess	Chief Executive Officer of Hess Corporation
Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.
Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley